

January 6, 2012

Jennifer Li
Chief Financial Officer
Baidu, Inc.
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

> **Re:     Baidu, Inc.**
> **Form 20-F and Form 20-F/A for the Fiscal Year Ended December 31, 2010**
> **Filed March 29, 2011 and June 24, 2011, respectively**
> **File No. 000-51469**

Dear Ms. Li:

We have reviewed your letter dated December 22, 2011 in connection with the above-referenced filings and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 9, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

Note 12.  Commitments and Contingencies

Litigation, page F-33

1.      We note your additional proposed revisions for Note 12 in response to prior comments 3 and 4.  Please further clarify such disclosure to address the determination of estimates on "reasonably possible" losses as specifically worded in ASC 450.  In this regard, please revise your proposed disclosure to state, if true, that for many proceedings the company is currently unable to estimate the <u>reasonably possible</u> loss or a range of <u>reasonably possible</u> losses as proceedings are in the early stages, etc.  Further, revise your disclosure with

respect to the limited number of proceedings for which the company was able to estimate the <u>reasonably possible</u> loss or range of <u>reasonably possible</u> losses, to state, if true, that such estimates were immaterial.


You may contact Melissa Kindelan at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief